VIA EDGAR

October 14, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanna Hayes

Re: CRISPR Therapeutics AG

Acceleration Request for Registration Statement on Form S-1, as amended

File No. 333-213577

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CRISPR Therapeutics AG (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 18, 2016, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Robert E. Puopolo at (617) 570-1393. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Robert E. Puopolo at (617) 570-1393, by facsimile to (617) 321-4362.

If you have any questions regarding this request, please contact Robert E. Puopolo of Goodwin Procter LLP at (617) 570-1393.

Sincerely,

CRISPR THERAPEUTICS

/s/ Marc A. Becker

Marc A. Becker Chief Financial Officer

cc:	Rodger Novak, CRISPR Therapeutics AG
Mitchell S. Bloom, Goodwin Procter LLP
Robert E. Puopolo, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP
Patrick O’Brien, Ropes and Gray LLP
Paul Kinsella, Ropes and Gray LLP